Correspondence

Cambridge Holdings, Ltd
106 S. University Blvd., #14
Denver, CO 80209

November 10, 2011

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attention: Mr. Robert F. Telewicz, Jr. Staff Accountant

Re:	Cambridge Holdings, Ltd. File Number: 000-12962 Form 10-K for the year ended June 30, 2011 Form 8-K, Item 4.01 filed August 8, 2011

Dear Mr. Telewicz:

We are responding to your comment letter of October 14, 2011 including your subsequent telephone message regarding the above referenced filings of Cambridge Holdings, Ltd., (“Cambridge” or the “Company”).  Subsequent to your October 14, 2011 comment letter, on October 20, 2011 Cambridge filed an amended Form 8-K that included additional Item 4.01 disclosures. In response to your comment letter and subsequent telephone message, the Company has filed an amended Form 8-K/A as of November 10, 2011 that includes the subsequently requested disclosures.

SUPPLEMENTAL INFORMATION

The Company hereby advises the staff that potential future re-audit requirements covering Cambridge’s historical financial statements have been discussed with the Company’s current auditor Schumacher & Associates, Inc., and they would be agreeable to performing such re-audit procedures assuming acceptable engagement arrangements are made, when and if needed.

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We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the staff may have concerning our filing.

Sincerely,

/S/ Jeffrey G. McGonegal

Jeffrey G. McGonegal
Chief Financial Officer and Principal Financial Officer